Weatherford International Ltd.
4-6 Rue Jean-Francois Bartholoni
1204 Geneva, Switzerland
March 11, 2011
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Ethan Horowitz
Branch Chief
Re:	Weatherford International Ltd. Form 8-K Filed March 1, 2011 File No. 001-34258
Dear Mr. Horowitz:
     Set forth below are responses of Weatherford International Ltd. to the comments in the SEC Staff’s letter dated March 4, 2011.
Note regarding Filing of Form 10-K
     On March 8, 2011, we filed our Form 10-K, which includes additional information regarding the responses in this letter. The Form 10-K includes restated financial information for the years ended December 31, 2009, 2008 and 2007, and the quarterly periods ended March 31, June 30 and September 30, 2010, and all four quarters of 2009 due to errors in the Company’s accounting for income taxes. The Company’s management identified a related material weakness with respect to its internal control over financial reporting for income taxes. Disclosures related to these matters are included in Part I, Item 9A, under “Controls and Procedures,” which describes the material weakness and management’s conclusion that our internal control over financial reporting was not effective as of December 31, 2010. Corresponding changes were also made in Part I, Item 1A, under “Risk Factors”; Part II, Item 6, under “Selected Financial Data”; Part II, Item 7, under “Management’s Discussion and Analysis of Results of Operations and Financial Condition”; and Part II, Item 8, under “Financial Statements and Supplementary Data” (see Notes 2, 17, 20, 21 and 23).

Mr. Ethan Horowitz
U.S. Securities and Exchange Commission

Form 8-K filed March 1, 2011
SEC Staff Comment
1.	In Item 2.02, you state the errors in your historical financial statements were identified as a result of the identification of a material weakness in connection with your evaluation of internal controls over financial reporting as of December 31, 2010. We understand the identification of this material weakness in accounting for income taxes led you to perform additional testing that resulted in the identification of material errors recorded in prior periods. To further our understanding, please describe the nature of the material weakness and the process through which it was identified that led to this additional testing. Additionally, describe for us, in reasonable detail, the nature and timing of the steps that resulted in the identification of the errors in your accounting for income taxes. In your response, please address whether your procedures to evaluate internal controls over financial reporting that led you to identify this material weakness had changed as of December 31, 2010, as opposed to your evaluations performed in prior periods.
Response
Nature and identification of material weakness. On or about February 15, 2011, the company’s internal audit group concluded that there was a material weakness in the internal controls surrounding accounting for income taxes due to:
•	inadequate staffing and technical expertise;

•	ineffective review and approval practices;

•	inadequate processes to effectively reconcile income tax accounts; and

•	inadequate controls over the preparation of the company’s quarterly tax provision.
The company’s internal audit group concluded there was a material weakness based upon the group’s review of controls, the existence of errors and consideration of a significant deficiency in the prior year. With respect to controls, they noted apparent inconsistencies in the execution of controls, the quality of the execution of controls and in some cases the lack of documented performance of controls. They also considered aggregation and analysis of various errors in accounting for income taxes found in connection with the year-end financial close.
No changes in procedures. There were no significant changes to the procedures performed to evaluate the internal control over financial reporting as of December 31, 2010, as compared with evaluations performed in prior periods. However, it should be noted that we appointed an experienced new Director of Internal Audit in April 2010, and this individual was engaged in the review of controls related to income taxes for 2010.
Steps that resulted in identification of material error. After concluding that the internal controls over accounting for income taxes contained a material weakness, the company’s accounting, tax and internal audit groups performed additional review of the balance sheet accounts related to taxes, as well as a review of the calculation of the income tax provision recorded by the company. This review was carried out in order to determine if the tax balances contained any material errors that our control structure did not detect. Management’s disclosure committee and the Audit Committee of the Board of Directors were informed of the material weakness determination and the plan to perform the additional review.
As part of the additional review, our internal audit and tax groups performed further analysis on the income tax receivable balance. This balance consists of both corporate level amounts and local balances. On or about February 20, our review identified a current income tax receivable balance of approximately $308 million for which documentary support was not available. This receivable arose from a tax benefit incorrectly being applied to the elimination of intercompany dividends during 2008, 2009 and 2010. Based on the reasonableness test of the effective tax rate for each of these years, the company initially believed that the balance would be supported by tax adjustments recorded in local tax accounts in international jurisdictions. As a result, we continued our review of key tax accounts in significant jurisdictions. The company substantially completed this effort on February 27.
As a result of the review, the Company concluded that the $308 million receivable had been recorded in error. In addition, the company identified the same type of error that had given rise to an additional tax receivable of approximately $154 million in 2007.
Form 8-K. The Audit Committee received a report on these errors on February 28 and concluded that the Company’s financial statements could not be relied upon for 2009, 2008 and 2007 and the quarterly periods ended March 31, June 30, and September 30, 2010. We filed the Form 8-K on the following day.
SEC Staff Comment
2.	We note your disclosure stating that the Audit Committee of your Board of Directors determined on February 28, 2011 that your previously issued financial statements should no longer be relied upon. Remarks attributed to you in a transcript of your conference call on March 2, 2011 which describe the process surrounding this error indicate you were “making sure that we first identified the issue, quantified it, were able to explain it and then the work starts with being able to make sure that we have gotten to the right answer. And we are, obviously, comfortable enough that we have gotten to the right answer to be able to disclose this in these amounts” and that you were “in review phase as well ... prior to filing this 8-K.” Please provide us with a detailed discussion that explains the nature and timing of the steps between the time the accounting error was first identified and when it was determined that your financial statements should no longer be relied upon. Refer to Item 4.02(a)(1) of Form 8-K.

Mr. Ethan Horowitz
U.S. Securities and Exchange Commission

Response
Please see the response to Comment 1 above regarding the nature and timing of the steps from the time the potential material error was first identified until the company was able to conclude that such amount was an error.
Although finalization of the additional review procedures was still in progress, the Audit Committee was informed of the error on February 28 and determined at that time that the company’s financial statements could not be relied upon. The following day, on March 1, 2011, the company issued a Current Report on Form 8-K informing investors that our previously issued financial statements for the years ended December 31, 2007, 2008 and 2009 and for the quarterly periods ended March 31, June 30 and September 30, 2010, should no longer be relied upon.
Between March 1 and March 8, the company continued to work diligently to complete the review of tax accounts and corrected the financial statements for the periods 2008 through 2010 for any errors, including immaterial errors noted in prior periods. On March 8, 2011, the company filed its Annual Report on Form 10-K for the year ended December 31, 2010.
SEC Staff Comment
3.	Your disclosures state the estimated errors total approximately $500 million over the fiscal periods from 2007 through 2010, of which approximately $460 million relate to deferred taxes incorrectly recorded on intercompany transactions. In remarks attributed to you in a transcript of your conference call on March 2, 2011, you describe the remaining estimated $40 million as related to the corrections of foreign tax assets. Please tell us in more detail the nature of these estimated $40 million in corrections and what fiscal and interim periods are impacted.
Similarly, we note discussion of adjustments totaling approximately $20 million that will be made to correct amounts recorded in improper periods. We understand the estimated $20 million amount is an aggregation of these errors over the fiscal periods from 2007 through 2010. Please provide us with a detailed analysis of the individual amounts to be corrected by the fiscal and interim period to which they apply. In your response, please identify the nature of the timing error and the financial statement line items that will be impacted.
Response
We operate in approximately 100 countries through various legal entities. The calculation of our tax assets and liabilities requires numerous judgments about the application and interpretation of tax regulations in a multitude of jurisdictions across our global operations. Because of the importance of tax estimates to our financial reporting, we described critical accounting policies and estimates with respect to income taxes and deferred tax assets in our Annual Reports on Form 10-K for the years ended December 31, 2009 and 2010.
The adjustments described in our Form 8-K filed on March 1, 2011 were presented in three categories:
1. An estimated $460 million related to a tax benefit incorrectly applied to the elimination of intercompany dividends during 2007 through 2010;
2. An estimated $40 million for corrections of foreign tax assets; and
3. Approximately $20 million of corrections related to immaterial items previously recorded in the incorrect period during the years ended December 31, 2007, 2008, 2009 and 2010.
After completion of our review, the final adjustments for these categories were determined to be approximately $462 million, approximately $13 million and approximately $17 million, respectively.
With respect to the corrections related to immaterial items previously recorded in the incorrect period during the years ended December 31, 2007 to 2010, we had concluded in each prior period, using the guidance of Staff Accounting Bulletin No. 108, that these amounts were not material, individually or in the aggregate, to our previously issued financial statements. We also concluded that these errors should be corrected in connection with our restatement.
The timing and financial statement line items affected by the corrections of all errors are detailed in Note 2 to our audited financial statements included in the Form 10-K filed on March 8, 2011.
SEC Staff Comment
4.	Throughout the disclosure in your Form 8-K, you indicate that adjustments will be made to correct these errors and that your historical financial statements for the fiscal years ended December 31, 2007, 2008 and 2009 and for the quarterly periods ended March 31, June 30 and September 30, 2010 should no longer be relied upon. We also note you plan to file your Form 10-K for the year ended December 31, 2010 by March 15, 2011. Please tell us the method through which you plan to amend your historical financial statements and prior Forms 10-K and Forms 10-Q, as previously filed.

Mr. Ethan Horowitz
U.S. Securities and Exchange Commission

Response
Our Annual Report on Form 10-K for the year ended December 31, 2010 was filed on March 8, 2011 and includes audited financial statements for 2010. The Form 10-K reflects restatements of the financial statements for the years ending December 31, 2009 and 2008, as well as for the 2010 interim periods, appropriately designated as restatements. The Form 10-K for 2010 also includes restated Selected Financial Data for 2009, 2008 and 2007.
As a result of filing our Form 10-K, we believe that our public disclosures have been corrected for the relevant full-year periods. Specifically, our Form 10-K includes the following disclosures regarding the restatements and material weakness:
•	An explanatory note at the beginning of Form 10-K discussing the restatement and related disclosures.

•	Selected Financial Data for the last five years, restated for 2009, 2008 and 2007, with columns labeled “restated” as appropriate.

•	Management’s Discussion and Analysis based on restated financial information.

•	Audited annual financial statements for the last three years, restated as necessary for 2009 and 2008, with columns labeled “restated” as appropriate.

•	Discussion of each material type of error in Note 2 to our 2010 financial statements, with additional disclosures in Notes 17, 20, 21 and 23.

•	Disclosures under Items 9A for the type of material weakness, and management’s current plans to remedy the weakness.

•	The conclusion of the certifying officers that our disclosure controls were not effective as a result of the material weakness and the delay in filing our Form 10-K.
Accordingly, we do not propose to amend any other prior 10-K reports.
We are preparing amendments to our prior reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2010, to reflect the effect of the restatements on the quarterly periods covered by these reports, including prior year quarterly periods. These amended reports will also include revised disclosures in Management’s Discussion and Analysis and in Controls and Procedures. We intend to file these amendments as soon as reasonably practicable.
     We acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope these responses are satisfactory. If you have further comments or questions, please do not hesitate to contact me with any questions about these matters.

Sincerely,
/s/ Andrew P. Becnel
Andrew P. Becnel
Senior Vice President and Chief Financial Officer